

July 22, 2014

Via E-mail
Lauren B. Prevost
Morris, Manning & Martin, LLP
1600 Atlanta Financial Center
3343 Peachtree Road, N.E.
Atlanta, Georgia 30326-1044

> **Re: Griffin-American Healthcare REIT II, Inc.**
> **Schedule 14D-9**
> **Filed July 15, 2014**
> **File No. 005-87391**

Dear Ms. Prevost:

We have limited our review of your filing to the issues addressed in the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1.   We note that the Board "expresses no opinion and remains neutral" regarding the CMG Offer. With a view toward disclosure, please tell us how it reached that conclusion, given the disclosure regarding CMG's offer being an "attempt by CMG to catch current stockholders of the Company off-guard" and is an "opportunistic attempt by CMG to purchase the Shares at a low share price and make a profit." We also note the disclosure about how the CMG Offer is "an attempt to confuse the Company's stockholders."

2.   It is our understanding that the Company mailed to its stockholders only the letter attached to this Schedule 14D-9. Given that the Schedule 14D-9 currently includes several items of required disclosure that the letter currently omits, such as, for example, that required by Items 3, 6 and 7, it appears that stockholders have not yet been provided with all disclosure required by Schedule 14D-9. Please revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Daniel F. Duchovny, Special Counsel, at (202) 551-3619 or me at (202) 551-3641 with any questions.

Sincerely,

/s/ Geoff Kruczek

Geoff Kruczek
Attorney-Adviser
Office of Mergers & Acquisitions

cc: Seth K. Weiner—Morris, Manning & Martin, LLP